UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-22759, 333-74577 and 333-194720

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

(Exact name of registrant as specified in its charter)

17901 Chenal Parkway Little Rock, Arkansas 72223 (501) 978-2265

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests under the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Effective June 26, 2017, Bank of the Ozarks, Inc. (the “Company”) merged with and into Bank of the Ozarks, with Bank of the Ozarks surviving the merger as the surviving corporation. On June 27, 2017, a Post-Effective Amendment No. 1 to Form S-8 Registration Statement was filed with the Securities and Exchange Commission to terminate the offering and deregister all of the unsold shares of common stock of Bank of the Ozarks, Inc. and related plan interests offered to employees under the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan. Accordingly, this Form 15 is being filed to report the suspension of the Company’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including on Form 11-K.

Pursuant to the requirements of the Exchange Act, Bank of the Ozarks (as successor to the Company) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

By: Bank of the Ozarks, as successor by merger to Bank of the Ozarks, Inc., Plan Administrator of the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Date July 6, 2017	By:	/s/ Greg McKinney
	Name:	Greg McKinney
	Title:	Chief Financial Officer and Chief Accounting Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.